Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31					Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$945	$978	$651	$(27)	$847	$784
Plus:
Fixed charges exclusive of capitalized interest	164	217	208	168	153	103
Amortization of capitalized interest	10	10	10	11	10	7
Adjustments for equity affiliates	16	20	26	6	3	6

Total	$1,135	$1,225	$895	$158	$1,013	$900

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$133	$177	$169	$128	$107	$70
Rentals - portion representative of interest	31	40	39	40	46	33

Fixed charges exclusive of capitalized interest	164	217	208	168	153	103
Capitalized interest	11	16	13	5	3	2

Total	$175	$233	$221	$173	$156	$105

Ratio of earnings to fixed charges	6.5	5.3	4.0	—	6.5	8.6

Deficiency of earnings to fixed charges	$—	$—	$—	$(15)	$—	$—